

Mail Stop 4720

July 10, 2017

Mr. David R. Brooks
Chief Executive Officer
Independent Bank Group, Inc.
1600 Redbud Boulevard, Suite 400
McKinney, Texas 75069

　　　　Re:　**Independent Bank Group, Inc.**
　　　　　　Form 10-K for Fiscal Year Ended December 31, 2016
　　　　　　Filed March 8, 2017
　　　　　　Definitive Proxy Statement on Schedule 14A
　　　　　　Filed April 28, 2017
　　　　　　File No. 001-35854

Dear Mr. Brooks:

　　　　We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　　After reviewing your response to these comments, we may have additional comments.

Form 8-K, filed April 25, 2017

Exhibit 99.1

1. We note your presentation of the non-GAAP measures of core pre-tax pre-provision income and core net income. Please revise future filings to change the name of these non-GAAP measures to more accurately reflect its content. In this regard, the use of the word "core" implies you are referring to your most central or essential operations and results. Removal of the provision for loan losses from net income to arrive at "core" earnings implies that credit losses are not an inherent part of your core operations. Thus, we believe it would be appropriate to use a more descriptive title to describe these non-GAAP measures, perhaps eliminating the use of the word "core" in its entirety.

Mr. David R. Brooks
Independent Bank Group, Inc.
July 10, 2017
Page 2

Definitive Proxy Statement on Schedule 14A, filed April 28, 2017

Certain Relationships and Related Person Transactions

IBG Aircraft, page 34

2. You disclose that your Chairman and CEO, David R. Brooks, elects to receive a portion of his cash bonus in the form of personal use of an airplane owned by IBG Aircraft Company III. Please revise future filings to provide all of the information required by Item 404(a) of Regulation S-K, including, without limitation, the approximate dollar value of the amount involved in this arrangement and the approximate dollar value of Mr. Brooks' interest in the same. Please also tell us whether the portion of Mr. Brooks' cash bonus received in the form of such personal use is reflected in the amounts reported in the "Bonus" column of the summary compensation table on page 24, and as applicable, provide clarification through the use of footnote disclosure in future filings. Refer to Item 402 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448, or David Lin, Reviewing Attorney, at (202) 551-3552 with any other questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services